Exhibit 99.1



news from

FINANCIAL FEDERAL CORPORATION

733 Third Ave., New York, NY 10017 ◆ (212) 599-8000 ◆ www.financialfederal.com

FINANCIAL FEDERAL CORPORATION INCREASES SHARE REPURCHASE PROGRAM

NEW YORK, NY: March 27, 2007 - Financial Federal Corporation (**NYSE: FIF**) today announced its Board of Directors authorized a $30.0 million increase in the Company's common stock and convertible debt repurchase program. With today's increase, $33.8 million is available under the program.

The Company resumed the program earlier this month, and has repurchased 614,000 shares of its common stock for $16.2 million during the month. The Company may repurchase its common stock and convertible debt at times and prices the Company considers appropriate based on market conditions. The Company currently has 26.9 million shares of common stock and $175.0 million of convertible debt outstanding.

This press release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Please read the Company's Annual Report on Form 10-K for the year ended July 31, 2006 filed with the Securities and Exchange Commission including Part I, Item 1A. "Risk Factors" for a description of these risks and uncertainties. These risk factors include (i) an economic slowdown (ii) the inability to collect finance receivables and the sufficiency of the allowance for credit losses (iii) the inability to obtain capital or maintain liquidity (iv) rising short-term market interest rates and adverse changes in the yield curve (v) increased competition (vi) the inability to retain key employees and (vii) adverse conditions in the construction and road transportation industries.

Financial Federal Corporation is an independent financial services company specializing in financing construction, road transportation and waste services equipment through installment sales and leasing programs for dealers, manufacturers and end users nationwide. For more information, please visit www.financialfederal.com.

CONTACT: Steven F. Groth
Chief Financial Officer
(212) 599-8000